GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

AMENDMENT NO. 1 TO

THE

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

The undersigned, being at least a majority of the Managers of GMAM Absolute Return Strategies Fund, LLC, a Delaware limited liability company (the “Company”), organized pursuant to a Certificate of Formation dated June 13, 2001, do hereby amend the Company’s Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002 (the “Agreement”) pursuant to Article VIII, Section 8.1(a) of the Agreement by:

FIRST, deleting the definition of “Fiscal Period” from Article I of the Agreement and replacing it with the following:

“Fiscal Period” For each Fund, the period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

(1)	the last day of a calendar month;
(2)	the last day of a Fiscal Year of such Fund;
(3)	the last day of a taxable year of such Fund;
(4)	the day preceding any day as of which a contribution to the capital of such a Fund is made pursuant to Section 5.1;
(5)	the day preceding any day as of which such a Fund repurchases any Interest or portion of an Interest of any Member; or
(6)	any other day as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Investment Percentages;

provided, however, that the Board of Managers may, at its discretion, select another Fiscal Period for such a Fund.

SECOND, deleting Article IV, Section 4.4(a)(8) of the Agreement in its entirety and conforming the remainder of Article IV, Section 4.4(a) accordingly.

THIRD, deleting Sections 5.10(a) and 5.10(b) of the Agreement in their entirety and replacing them with the following:

(a) The Board of Managers may withhold from or pay on behalf of any Member to the Internal Revenue Service (or any other relevant taxing authority), with respect to any amount distributable or allocable to such Member, any tax that the Fund is required by the Code or any other applicable law to withhold or pay.

(b) For purposes of this Agreement, any taxes so withheld or paid by a Fund with respect to any amount distributed or allocable to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member’s Interest shall pay to the relevant Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

* * * * *

This instrument shall constitute an amendment to the Agreement and shall be effective upon execution by a majority of the Managers. This instrument may be executed in several parts. The undersigned has executed this instrument on the date set forth below.

/s/ Charles A. Hurty Charles A. Hurty	7/28/03 Date

/s/ W. Allen Reed W. Allen Reed	7/28/03 Date

/s/ Robert E. Shultz Robert E. Shultz	7/25/03 Date